Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) our reports (a) dated March 10, 2006, with respect to the consolidated financial statements and schedules of The Chubb Corporation, The Chubb Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Chubb Corporation, included in the Annual Report (Form 10-K) for the year ended December 31, 2005 and (b) dated June 28, 2005, with respect to the financial statements and schedules of  the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in the Plan’s Annual Report (Form 11-K), for the year ended December 31, 2004, both filed with the Securities and Exchange Commission.

New York, New York

June 14, 2006

/s/ ERNST & YOUNG LLP